Mail Stop 3561

June 1, 2007

Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10021

> **Re: M & F Worldwide Corp.**
> **File No. 001-13780**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Savas:

      We have reviewed your May 14, 2007 correspondence and have the following comment. We believe you should file an amended Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our request is unnecessary. Be as detailed as necessary in your explanation. Please file your response to our comment and the amended Form 10-K via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Note 19: Commitments and Contingencies, page F-30

Non-operating Contingent Liability, Indemnification and Insurance Matters, page F-30

1.   We have reviewed your response to our prior comment but continue to believe that your probable liabilities should be recorded gross of probable claims for recoveries by third parties in your balance sheet. You are the primary obligor with respect to these claims and therefore accrual for a loss contingency appears appropriate.   The fact that a third party will incur expense on your behalf or defend asserted claims on your behalf does not negate recording a liability for these claims. By analogy, refer to paragraphs 140 through 146 of SOP 96-1 which indicate that the amount of any liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery should be recognized [separately] when realization of the claim for recovery is deemed probable. With regard to your assertion that your lack of active case management of these liabilities precludes you from reasonably

estimating the amounts involved, it would appear legal arrangements with your indemnitors should provide you the ability to determine such amounts through inquiry with them. Please amend to restate your balance sheets and related disclosures.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief